March 28, 2008


Ms. Mary Puma
Chairman and CEO
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915-1053


Dear Ms Puma:

Although SHI recently raised its proposed acquisition price by 15% to $6.00 per share, it would appear that we are no closer to achieving an open dialogue between Axcelis and SHI. As we have communicated previously, we firmly believe that full engagement between the two parties would ultimately lead to a transaction which fairly values Axcelis.

Without questioning the Board's sincerity or motivation to create shareholder value, we strongly differ with several conclusions and strategies which seem to be influencing events.

     o Sterling has previously communicated our perspective on fair value for Axcelis at $7.00 to $7.50 per share. This assessment was reached after extensive due diligence and utilized all available public information. Further, it assumes that Axcelis is able to achieve market share gains which would lead to improved financial results. We are concerned that the Board and its advisors are utilizing overly optimistic assumptions regarding Optima's ultimate market share gains and consequently embracing an intrinsic value which is not achievable.

     o We strongly disagree that the potential acquisition of SEN by Axcelis is in the shareholders best interest. Although there are likely measurable synergies which would exist under a single company structure, current operating and financial challenges faced by Axcelis make this strategy both impractical and highly risky.

     o Several issues have developed over the last few years which have strained the relationship between Axcelis and SHI. Nonetheless, we believe that SHI represents the most logical acquirer of Axcelis from both a strategic and financial perspective. Clearly, the joint ownership of SEN and the financial backing of TPG are additive in achieving a transaction.

     o The Board has chosen not to provide shareholders any additional customer data or financial projections which would support a recalibrating of fair value for Axcelis. We are concerned that even if appropriate confidentiality agreements between SHI and Axcelis are signed limited information sharing will impede the negotiations.

Unfortunately, because of these significant differences, we find it difficult to support the three candidates who have been nominated for re-election to the Axcelis Board of Directors. Sterling continues to own approximately 12% of outstanding Axcelis shares and it is our current intent to vote these shares 'withheld' in the upcoming election. As always, we would be open to further discussions with you and other Board members to review these points of contention. Hopefully, prior to the May 1st shareholder meeting there will be progress in your discussions with SHI such that these issues may be rendered moot.


Sincerely,



Brian R Walton, CFA
Managing Director
Sterling Capital Management